Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

_______________________

________________

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INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

(UNAUDITED)

i

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

	June 30,	December 31,
	2021	2020

ASSETS
Current Assets:
Cash and cash equivalents	4,355	496
Restricted cash	857	-
Other accounts receivable	371	188
Total current assets	5,583	684

Non-Current Assets:
Right of use assets, net	232	258
Property, plant and equipment, net	79	45
Total non-current assets	311	303
Total Assets	5,894	987

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

		June 30,	December 31,
	Note	2021	2020

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Trade accounts payables		9	3
Other accounts payable		467	549
Lease liabilities		206	180
Financial Liabilities at Fair Value	4	14,282	219
Total current liabilities		14,964	951

Non-Current Liabilities:
Lease liabilities		37	95
Financial Liabilities at Fair Value	4	-	1,273
Loan from the Israeli Innovation Authority		458	372
Total non- current liabilities		495	1,740

Deficit:
Share capital and premium	3	8,091	8,053
Foreign exchange reserve		(668)	(635)
share base compensation		3,138	2,714
Accumulated deficit		(20,126)	(11,836)
Total deficit		(9,565)	(1,704)
Total Liabilities And Deficit		5,894	987

October 13, 2021
Joe Hayon Chief Financial Officer	Dagi Ben-Noon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Six months ended June 30,	Six months ended June 30,
	2021	2020

Research and development expenses	1,104	1,456
Sales and marketing expenses	244	-
General and administrative expenses	1,210	840
Operating loss	2,558	2,296
Finance expense	5,732	2,052
Loss before tax	8,290	4,348
Taxes on income	-	-
Total net loss	8,290	4,348
Other comprehensive loss, net of tax:
Items that will not be reclassified to profit or loss:
Exchange losses arising on translation to presentation currency	33	15
Total comprehensive loss	8,323	4,363
Basic and diluted loss per share (*)	(3.11)	(2.28)

(*)	Number of shares in all periods presented restated based on rights issuance and reverse stock split according to note 3(1).

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

(US dollars in thousands)

For the six months ended June 30, 2021:

	Share capital	Premium	Adjustments arising from translating financial operation	Share-based payment reserve	Accumulated deficit	Total
Balance at January 1, 2021:	304	7,749	(635)	2,714	(11,836)	(1,704)
Changes during the period:
Net loss	-	-	-	-	(8,290)	(8,290)
Other comprehensive loss	-	-	(33)	-	-	(33)
Total comprehensive loss	-	-	(33)	-	(8,290)	(8,323)
Per value cancellation	(304)	304	-	-	-	-
Options exercise	-	38	-	(38)	-	-
Share base compensation	-	-	-	462	-	462
Balance at June 30, 2021	-	8,091	(668)	3,138	(20,126)	(9,565)

For the six months ended June 30, 2020:

	Share capital	Adjustments arising from translating financial operation	Share-based payment reserve	Accumulated deficit	Total
Balance at January 1, 2020:	3	(36)	-	(4,608)	(4,641)
Changes during the period:
Net loss	-	-	-	(4,348)	(4,348)
Other comprehensive loss	-	(15)	-	-	(15)
Total comprehensive loss	-	(15)	-	(4,348)	(4,363)
Share base compensation	-	-	1,299	-	1,299
Balance at June 30, 2020	3	(51)	1,299	(8,956)	(7,705)

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(US dollars in thousands)

	Six months ended June 30, 2021	Six months ended June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(8,290)	(4,348)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	93	79
Increase in other accounts receivable	(180)	(1)
Increase in trade accounts payables	6	5
Increase (decrease) in other accounts payable	(77)	88
Share based compensation	462	1,283
Change in fair value of Financial Liabilities at Fair Value	5,549	2,039
Financial expenses	107	19
Net cash used in operating activities	(2,330)	(836)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(41)	(12)
Payment of deposit	(857)	(39)
Net cash provided investing activities	(898)	(51)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal paid on lease liabilities	(106)	(88)
Receipt SAFE	4,112	857
Receipt convertible loan	3,484	-
Payment of convertible loan	(431)	-
Loan from the Israeli Innovation Authority	55	197
Net cash provided financing activities	7,114	966

Net increase in cash and cash equivalents	3,886	79
Cash and cash equivalents at the beginning of the period	496	96
Effects of exchange rate changes on cash and cash equivalents	(27)	1
Cash and cash equivalents at the end of the period	4,355	176

 APPENDIX A - AMOUNT PAID DURING THE PERIOD:

	Six-months ended June 30,
	2021	2020

Interest paid	-	8

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 1 – GENERAL:

1.	INSPIRA TECHNOLOGIES OXY B.H.N. LTD (formerly: INSENSE MEDICAL LTD) (the “Company”) was incorporated in, Israel and commenced its operations in February 27, 2018. The Company’s functional currency is the New Israeli Shekel (“NIS”).

The Company operates in the medical technology industry and is developing a proprietary respiratory support device calles “ART system”. The ART system is a cost effective early extracorporeal respiratory support system with an intent to function as an “artificial lung” for deteriorating respiratory patients.

The ART system is designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient's need for mechanical ventilation.

The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

On July 16, 2021, the Company completed its initial public offering (“IPO”) on Nasdaq Capital Market whereby he company sold 2,909,091 Ordinary Shares (the “Ordinary Shares”) and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate proceeds received by the Company from the IPO were $14,500, after deducting underwriting discounts and commissions and additional offering costs.

On July 16, 2021, following the IPO, the Company issues 2,113,905 ordinary shares and 1,149,582 warrants to investors in connection with the conversion of Company’s previously issued financial liabilities at fair value.

2.	The Company did not generate any revenue since its inception, the Company is still at the development stage of its products. The company's operating loss for the six-months ended June 30, 2020 and 2021 were $2.3 million and $2.6 million, respectively and the company's net loss for the same period was $8.2 million and $4.4 million. As of June 30, 2021, the company had an accumulated deficit of $20 million. The company funds its operations through the proceeds of the IPO.

The management of the Company intends to seek additional funding through public offerings, which will be utilized to fund product development and continue operations. The Company does not have any material financial obligations as of the balance date.

This may raise substantial doubts about the company ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	The global pandemic resulting from the disease known as COVID-19, caused by a novel strain of coronavirus, SARS-CoV-2, has caused national and global economic and financial market disruptions and may adversely impact our business. Although the Company continued to operate almost fully including carrying out the studies in compliance with all applicable Israeli rules and guidelines on COVID-19, the employees worked remotely when full lockdowns were enforced. The spread of an infectious disease, including COVID-19, may also result in the inability of the manufacturers to deliver components or finished products on a timely basis and may result in the inability of the Company’s suppliers to deliver the parts required by the manufacturers to complete manufacturing of components or finished products. The Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company’s operations and workforce, including the Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

Basis of preparation

These interim condensed financial statements have been prepared in accordance with the International Accounting Standards (the “IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2020 annual financial statements filed with the Company’s registration statement on Form F-1 (file no. 333-253920) declared effective by the U.S. Securities and Exchange Commission on July 13, 2021. The Company has applied the same accounting policies and methods of computation in its interim financial statements as in its 2020 annual financial statements.

Impact of accounting standards to be applied in future periods

There are a number of standards and interpretations which have been issued by the IAS Board that are effective for periods beginning subsequent to December 31, 2021 (the date on which the Company’s next annual financial statements will be prepared up to) that the Company has decided not to adopt early. The Company does not believe these standards and interpretations will have a material impact on the financial statements once adopted.

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD:

General:

1.	On March 18, 2021, the Company’s shareholders approved a reverse stock split at a ratio of 12.5:1, such that the authorized share capital of the Company following such consolidation was NIS 310,000,000 divided into 24,800,000 Ordinary Shares. On June 1, 2021, the Company’s shareholders approved an additional reverse split at a ratio of one-for-2.94, pursuant to which holders of the Company’s Ordinary Shares received one Ordinary Share for every 2.94 Ordinary Shares held.

2.	On June 1, 2021 the Company’s shareholders approved an amendment to the structure of the Company’s share capital (both authorized and issued) by cancelling the par value of the Company’s shares such that each Ordinary Share with par value of NIS 0.125 will become one Ordinary Share with no par value.

3.	On June 1 ,2021 the Company’s shareholders approved an increase in the authorized share capital of the company to 15,000,000 Ordinary Shares of no-par value.

Following the share splits and the cancellation of the par value, all Ordinary Shares, options, financial liabilities at fair value, warrants, exercise prices and per share data have been adjusted retroactively for all periods presented in these financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 4 – FINACIAL LIABILITIES VALUE:

	June 30, 2021	December 31, 2020
Warrants	(330)	(219)
SAFE	(9,370)	(1,273)
Convertible loan	(4,582)	-
Total	(14,282)	(1,492)

1.	Simple Agreements for Future Equity, or SAFEs

In December 2020 through March 2021, the Company entered into certain equity investment agreements, which known as simple agreements for future equity, (“SAFEs”), for aggregate proceeds of 5,415.

Out of the amounts the company received under the SAFEs, 2,804 was to be converted into the Company’s Ordinary Shares, at a conversion rate equal to the lower of (i) Company valuation cap of 35,000, or (ii) a discount of 30% from the per share price of the Company’s Ordinary Share in the event of an initial public offering, merger, acquisition or other liquidity event.

In addition, if the subscription amounts under the SAFEs is converted to Ordinary Shares in connection with an initial public offering, then the company will issue the SAFE investors warrants to purchase the Company’s Ordinary Shares with an exercise price equal to the public offering price in such offering, as follows: (i) investors representing an aggregate of 1,426 of the SAFEs were to receive 75% warrant coverage, such that each investor will receive warrants to purchase 3 additional ordinary shares for every 4 shares issued upon conversion of the SAFE, which were to be exercisable for 4 years after the initial public offering, and (ii) investors representing an aggregate of 1,378 of the SAFEs shall receive 50% warrant coverage such that each investor will receive warrants to purchase 2 additional Ordinary Shares for every four shares issued upon conversion of the SAFE, which were to be exercisable for three years after the initial public offering. If an initial public offering, merger and acquisition or other liquidity event did not take place within 24 months from December 2020, then the subscription amount under the SAFEs were to convert into Ordinary Shares of the Company as follows: (i) investors representing an aggregate of 1,426 of the SAFEs will convert at a conversion price reflecting a company valuation of 17,500, and (ii) investors representing an aggregate of 1,378 of the SAFE will convert at a conversion price reflecting a company valuation of 35,000.

The remaining 2,611 the Company received under the SAFEs will be converted into the Company’s Ordinary Shares, at a conversion rate equal to the lower of (i) Company valuation cap of 70,000 , or (ii) a discount of 30% from the per share price of the Company’s Ordinary Share in the event of an initial public offering, merger, acquisition or other liquidity event. If an initial public offering, merger, acquisition, other liquidity event or dissolution event did not take place within 24 months from December 2020, then the subscription amount under such SAFEs were to convert into the company’s Ordinary Shares at a conversion price reflecting a company valuation of 70,000. In addition, if the subscription amounts under the SAFEs were converted to Ordinary Shares in connection with an initial public offering, then the Company was to issue the SAFE investors warrants to purchase the Company’s Ordinary Shares with an exercise price equal to the public offering price in such offering with 50% warrant coverage, such that each investor was to receive warrants to purchase 2 additional Ordinary Shares for every four shares issued upon conversion of the SAFE, which were to be exercisable for 3 years after the initial public offering.

The SAFE was designated to be measured at fair value through profit or loss.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 4 – FINACIAL LIABILITIES VALUE (Cont.):

2.	Convertible loan

In January through March 2021, the Company entered into convertible loan agreements for the aggregate amount of 3,484. These convertible loan agreements had a maturity date of May 31, 2021 and bore interest at 5.0% per year accrued quarterly. Upon completion of IPO on the Nasdaq Capital Market, the loan amount under the convertible loan agreements converted into Ordinary Shares at a conversion rate equal to a discount of 20% from the per share price of the Company’s Ordinary Shares in the IPO. Additionally, the investors will received warrants to purchase the company’s Ordinary Shares with an exercise price equal to the public offering price in the IPO with 50% warrant coverage, such that each investor received warrants to purchase 2 additional Ordinary Shares for every four shares issued upon conversion of the convertible loan, which will be exercisable for 3 years after the initial public offering

In May 2021, the Company offered an extension with a maturity date of July 15, 2021 for the convertible loan agreements. The convertible loan agreements in the aggregate amount of 3,053 were extended. The Company repaid 431 plus interest of 5% per year (approximately 7) to the investors who did not agree to the extension.

The convertible loan was agreements were designated to be measured at fair value through profit or loss.

NOTE 5 – SHARE BASED COMPENSATION:

On December, 2019, the Company established a share option plan (the “Plan”). Under the Plan, as of June 31, 2021 a total of 559,912 options to subscribe Ordinary Shares that have been granted to employees, consultants and directors are outstanding.

On February 21, 2021, the Company’s board of directors granted a total of 13,605 options to subscribe for Ordinary Shares to employees and a total of 21,768 options to subscribe for Ordinary Shares to consultants. The vesting period is three years commencing on the grant date. The exercise price per share was NIS 0.37($0.12). The contractual life of the options under the Plan is ten years. The options to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On March 16, 2021, the Company’s board of directors granted a total of 81,633 options to subscribe for Ordinary Shares to a director. The vesting period is up to three years from the grant date. The exercise price per share was NIS 0.37($0.12). The contractual life of the options under the Plan is ten years. The options were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

The fair value of all granted options was estimated by using the Black Scholes model, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are, among others:

(i)	The expected volatility is 50%;

(ii)	The dividend rate 0%; and

(iii)	Expected term – three years.

The valuation was completed with the assistance of an external valuator based on management’s assumptions.

During the six months ended June 30, 2021, the Company recorded share-based payment expenses in the amount of 462.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 5 – SHARE BASED COMPENSATION (Cont.):

The options to services providers and advisers outstanding as of June 30, 2021, as follows:

	Six months ended June 30, 2021
	Number of options	Weighted average Exercise price NIS
Outstanding at beginning of year	165,987	0.37
Granted	21,768	0.37
Exercised	(1,567)	0.37
Forfeited	(3,134)	0.37
Outstanding as of June 30, 2021	183,054	0.37
Exercisable options	129,686	0.37

The options to employees and directors outstanding as of June 30, 2021, as follows:

	Six months ended June 30, 2021
	Number of options	Weighted average Exercise price NIS
Outstanding at beginning of year	296,036	0.37
Granted	95,238	0.37
Exercised	(4,544)	0.37
Forfeited	(9,871)	0.37
Outstanding as of June 30, 2021	376,859	0.37
Exercisable options	248,735	0.37

NOTE 6 – FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the Company’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

At June 30, 2021:	Level 3
Warrants	(330)
SAFE	(9,370)
Convertible loan	(4,582)
Total	(14,282)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 6 – FAIR VALUE MEASUREMENT (Cont.):

At December 31, 2020:	Level 3
Warrants	(219)
SAFE	(1,273)
Total	(1,492)

As of June 30, 2021, the fair value measurement of the warrant’s securities in the table above, was estimated using the Black Scholes model, based on a variety of significant unobservable inputs and thus represent a level 3 measurement within the fair value hierarchy. The measurement of the SAFE and Convertible loan in the table above, was estimated under the assumption of converting to shares according to the fair value of the shares.

The key inputs that were used in the SAFE, Convertible loan and warrants valuation were: risk-free interest rate between 0.9% and 1.2% and expected volatility between 53.2%-56% %.

As of December 31, 2020, the fair value measurement of the SAFE and the warrant’s securities in the table above, was estimated using the Black Scholes model, based on a variety of significant unobservable inputs a thus represent a level 3 measurement within the fair value hierarchy.

The key inputs that were used in warrants and the SAFE were: the risk-free interest rate- 0.12%, the expected volatility- 50%.

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Movements in level 3 assets and liabilities during the current and previous financial year are set out below:

	Warrants	SAFE	Convertible loan
Balance at December,31 2020	219	1,273	-
Gains (losses) recognized in profit or loss	111	4,005	1,492
Gains (losses) recognized in other comprehensive loss	-	(20)	37
Additions	-	4,112	3,053
Balance at June,30 2021	330	9,370	4,582

NOTE 7 – SUBSEQUENT EVENTS:

On August 12, 2021, the Company’s board of directors resolved to increase the pool of options available under the Plan to 25% of the Company’s equity, on a fully diluted basis. As a result of the increase, the number of authorized Ordinary Shares available pursuant the Plan was 4,180,898.